                                        Filed by SunTrust Banks, Inc. pursuant
                                        to Rule 425 under the Securities Act of
                                        1933, as amended and deemed filed under
                                        Rule 14a-12 under the Securities
                                        Exchange Act of 1934, as amended

                                        Subject Company: National Commerce
                                        Financial Corporation
                                        Exchange Act File Number of
                                        Subject Company: 001-16607

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF"), including future financial and operating results, SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SunTrust's and NCF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of SunTrust and NCF stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause SunTrust's and NCF's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. INFORMATION REGARDING SUNTRUST'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY SUNTRUST ON MARCH 2, 2004, AND INFORMATION REGARDING NCF'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY NCF ON MARCH 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

TRANSCRIPT OF INVESTOR PRESENTATION AT UBS 2004 GLOBAL FINANCIAL SERVICES CONFERENCE

Maureen Swenson: Good morning. I'm Maureen Swenson from the Global Financial Sales at UBS. And I don't think we have one more timely presentation than the one you're about to listen to. We have the entire group here SunTrust, National Commerce Financial, and it's my pleasure to introduce to you Mr. Gary Peacock, who will speak right after me, followed by Mr. Phil Humann, and Bill Reed.

Gary Peacock: The subject matter discussed in this investor presentation will be addressed in a joint proxy statement/prospectus to be filed with the SEC. We urge you to read it when it becomes available because it will contain important information.

Information regarding the participants and the proxy solicitation is contained in our annual proxy materials filed with the SEC.

Phil Humann: Thanks, Gary. And good morning everybody. We are very excited to be here today to tell you about the story of the combination of National Commerce and SunTrust. What we would like to do at the risk of being redundant is simply do a fairly rapid version of the same investor presentation that we did at 10:00 eastern time yesterday morning. I hope at least some of you were on the call, and the printed material you have is in essence that very presentation.

So since we're already running a little behind, quickly, the transaction summary, this is a stock cash transaction, 74% stock, 26% cash, shareholders elect, subject to proration. About 77.5 million SunTrust shares and approximately $1.8 billion tax-free, with respect to the shares. Obviously the cash is taxed at the capital gains and obviously purchase accounting will be used.

No walk-aways, caps or collars. The termination fee is indicated. We're delighted that four of the National Commerce board members will join the SunTrust board. Obviously due diligence is completed and the transaction is subject to the approvals as indicated although we expect to close it during the fourth quarter of this year.

Now, I want to start with, and at the end I want to leave you with sort of four strategic themes here. We believe that SunTrust already had the best footprint in banking, and when you add the National Commerce franchise, it satisfies both of our M&A criteria. For those of you who follow us you know we say time and time and time again that we are only interested in geographic expansion where it results in the maintenance or enhancement of our growth and demographic prospects. We also are interested in capability-enhancing acquisitions. The National Commerce transaction actually accomplishes both of those and both in a very big way. I'll get more into the geographic expansion and the capability expansion but we think the best footprint in banking just became better.

We have complementary business models, although one of the highlights in this case is the capability enhancement we receive from Bill Reed and his team with respect to their best of breed retail model that probably in my humble view the best retail operators in the industry. And there are a lot of things that we can learn and benefit from them, particularly in the in-store arena and in the de novo branching arena.

SunTrust, again, if you follow us, is poised for accelerated growth and in fact our past two quarters our growth rates have ramped back up and returned to near normal levels. NCFs performance has been consistently good. And lastly, again my colleague Gary Peacock will get back up here after a while and talk about the attractive financial profile.

Now, this is a little hard to read, so let me just highlight it very quickly. I've already touched on sort of the top segment of this chart talking about the best footprint in banking just got better. The middle section of the page deals with the two companies' complementary strengths. SunTrust as you know is well known as a capable institution with respect to middle market corporate and large corporate banking, cash management, the whole wealth management arena, as well as running a large retail franchise and a pretty significant mortgage business.

With National Commerce, we get what I already alluded to; industry-leading expertise, particularly in the in-store and de novo branching, excellent small business expertise, as well as commercial real estate and mortgage.

We both have something to offer in terms of offering products, services and approaches to each other's client base. And although we're not projecting one nickel of revenue enhancements in this presentation or otherwise that actually is one of the more compelling reasons here.

For instance if you look at wealth management alone, SunTrust is an industry leader in wealth management. NCF has a decent wealth management base but the penetration will be much greater when we can offer the SunTrust products and services.

The last section down there, SunTrust obviously already brings leadership in high growth markets. I will show you a slide in just a minute that the NCF transaction actually enhances the number of high growth markets that we have in the southeast, and lastly NCF brings probably industry-leading discipline on expenses. All of this designed to enhance the combined companies' overall growth rate.

You've probably seen the map. I won't dwell on it. But we will have almost $150 billion in assets, with a footprint that stretches now all the way from Baltimore to Miami, with no hole in the middle.

1700 full service offices, a ranking leadership position in 20 of the 25 largest high growth markets in the southeast. The NCF transaction essentially completes SunTrust's franchise in Tennessee by adding the important Memphis market with additional presence throughout the rest of the state and middle Tennessee, east Tennessee and Chattanooga.

Just as importantly, we get a very, very strong foot hold in both North and South Carolina, an area that as you know is clearly demographically attractive and has good growth prospects.

The next page simply drills down further to talk about these 25 high growth markets. You can see we overlap in Atlanta - Nashville; the Richmond - Petersburg area; Knoxville - Tennessee; but the five new markets of Raleigh - Durham, Charlotte - Gastonia, Greensboro - High Point, Winston - Salem, the Greenville - Spartanburg area in South Carolina, and of course last but not least Memphis.

We've shown you this next chart time and again, but it is now updated to reflect the National Commerce transaction. We maintain with National Commerce the highest growth markets of any of these 20 or so peers from a variety of regions around the country, including our own region. So, again, we think the best footprint just got better.

Now, in terms of market expansion, a lot of data on this page. I would actually just address your attention to the pie chart on the upper left. We have about 20% overlap in the markets that I just alluded to. But from a new market perspective, about 80% of National Commerce takes us in to the new areas as listed on the bottom of the page, all attractive demographically, and all with above-average growth prospects.

Now, if I could, I'd like to turn it over to my new colleague and friend Bill Reed. Let me as he's walking over here try to clarify, I apparently didn't do a very good job yesterday in describing what Bill's role is going to be in our combined company and I want to try to add some clarification to that today. Although, to be honest with you, all of this has happened so quickly we don't have every little detail worked out.

But we are looking to Bill for leadership and expertise, primarily in three areas: The first of all is obviously retail, with particular emphasis on de novo branching and the whole in-store arena where National Commerce and Bill Reed personally are very strong leaders. The second is in the sort of core commercial and small business arena, another of NCF's strengths. And finally we'll be looking to Bill for execution leadership in our geography. So if you want to sort of place him within the current SunTrust policy committee, he would be sort of in between John Clay, who runs the geographies, and Jim Wells, who runs all of the lines of business. John and Jim are absolutely delighted. And I think now that I'm going to turn it over to Bill, you will also feel his enthusiasm. So Bill, you're on.

Bill Reed: Thank you, Phil. I'm going to try to just give you a little bit of background on NCF and what we have been doing and how we do it and show you how I think that opportunity will transfer right into the SunTrust footprint.

First of all, a little bit about the franchise. We've been a high growth, fast balance sheet growing company, and as Phil said we do that primarily through the de novo opportunities that occur in the southeast United States. Our model historically has been to enter a new market very quickly with a leading supermarket chain in the market and then fill in the hubs, as we call them, traditional banking locations, after that. I'll give you some examples of that in a minute.

But through the first quarter of this year, you can see some of -- year to year you can see our loans on deposit growth here. Additionally quarter to quarter over the last five quarters, if you look over in quarter one '04 versus quarter one '03, our loan growth is 13.5%, about $1.6 billion. Deposit growth has been steady also, running 11% plus. Very high growth in the DDA transaction accounts. Our model focuses primarily on checking account, DDA, home equity and as we said before core commercial as we enter new markets. As a result of growing this way, number one you don't put out very many shares, and number two you tend to export only distribution, not manufacturing, as we call it. So most of our overhead is maintained in very few parts of the footprint. As we go into a new market it's really just revenue-oriented investment that we make. New branches new loan officers, new bankers to generate revenue.

Our loan mix is about a third, a third, a third. A third consumer, a third commercial, which is that core commercial and then a third commercial real estate. We're very active residential real estate lender in the markets we're in that are high growth in terms of residential expansion. One of our core competencies and it matches very well with SunTrust is the asset quality history of both companies. Our asset quality usually runs in the 25 to 30 basis points of charge offs. Last year we did have a little blip with an aircraft portfolio. We've since exited that business. Our first quarter this year has shown a more traditional loan loss ratio of 28 basis points. We're very comfortable with that 25 to 30 basis points range. Again that fits very nicely with the core asset quality of SunTrust.

Phil alluded to the best of breed retail model. In our de novo activity, we tend to have what we call a unique pricing strategy. As we enter new markets or as we add new branches in existing markets we're very good about stealth marketing in those markets through direct mail and in-store advertising, and we can offer promotional rates and promotional products without affecting the rest of the franchise. So we can grow these newer locations much faster by this kind of stealth-like pricing and stealth-like promotions inside of the new locations. That's helped us grow very quickly on the deposit side.

On the in-store side, we run about one-third of the company in in-stores. We call it a hub and spoke kind of strategy where we go into the spokes, supermarkets first, cover up the hubs second. Actually, SunTrust has two markets where they have a hub and spoke network. They have one in the Washington D.C. area and one in the Atlanta area. In fact, we were a consultant to SunTrust on the Atlanta expansion that they did with publics.

When you put the two companies together, we now have hub and spoke in every market except Ashville which means we've got a great efficient distribution of banking networks throughout all of the cities we operate in, and again the traditional hubs -- the spokes at the stores and the stores tend to expand quickly into the suburbs. The banks follow. Well, this let's us get into the suburbs quickly at a very low cost basis. And as the in-fill occurs, come back in and put the traditional branches in.

So it really allows us to grow faster in the communities we operate in.

We've been doing this 15 years. So we have a lot of expertise in the de novo entry in the in-store business. We have a conference in fact in Atlanta Wednesday and Thursday this week where we'll have about 100 banks we do business with at the conference that we do annually, coming in to reenergize them on their in-store opportunities.

Some of the numbers on the in-store and I've said there, many times in the past it's obviously a very low cost entry. The fixed asset part of the equation is very small. It's basically a leasehold improvement and your traditional equipment that goes into a location. You only have four full-time equivalent employees. You're open six days a week with extended hours to 7:00 at night. So you get an immediate fast reach on the households that shop in those stores. Most of our stores have 15 to 24 thousand traffic counts per week. You divide that by two and a half or three you're seeing five to seven thousand households a week which is an outstanding number of new prospects to see weekly in your bank lobby.

The way it rolls out from a financial standpoint, the early years are predominantly deposit acquisition. We're very aggressive on deposits with checking offers and savings and CD offers. Everybody has money. Some have more than others. So all the households in the store clearly have a deposit potential. Then as quick as we can we try to get into the lending business. That comes more based on the frequency of the need. So the balance sheet in the early years is very deposit oriented, very low margin because the deposits are basically invested in the market rather than into a loan product. So you have a thinner margin.

In the middle part of the life of the store it starts to look more like a traditional bank branch, even though it's obviously much smaller. The deposits slow down a little bit. The pricing on the deposits come in a little bit. The loan balances start to come up. The margins improve. And in the outyears it matures at a much more normalized net interest margin. Fee income is much better. We're more active in the mortgage origination and the investment business. So it becomes more of a small-looking traditional branch bank.

This is our most recent de novo entry in a city. We went into Richmond, Virginia about seven years ago without one customer. Obviously very remote in our footprint. Our closest operation to that would have been Roanoke, which is about three and a half hours away. So really no geographic attachment at all. We went in there with the number one supermarket chain, which is Ukrops, as a partner. In fact, the loans and deposits in this business do not show up on our balance sheet because it's a fifty/fifty partnership. In fact today we have 49% with the option to go 50 at any time. So as long as we're at 49% we have no balance sheet show-through from Ukrops over to NCF. But today after seven years we have 22 spokes, in-store locations. We have eight hubs. We've been investing heavily in the hubs in the last couple of years. This shows a balance sheet there of 2003. But as of last week we were $628 million in loans. And $917 million in deposits. And we're already at a very nice run rate on profitability. Still making very heavy investments basically every quarter in loan officers and other hub locations.

But this is a classic de novo. We did not issue any stock in this transaction. This was all done with just the manufacturing, the support of the Memphis and Durham operation centers. And if you go to this city all you'll see is a revenue side of a company. You will not see any staff. You will not see anything to deal with after merger, because it's been built on a true revenue efficient model.

Our latest de novo story is not by a city it's really with a partner. It's with WalMart. We've got two different transactions going with WalMart right now. We've been a partner with them for about six years in the Chattanooga - Atlanta marketplace. It's really from North Atlanta up to Chattanooga. Today we have 20 stores. This slide is actually a little bit different. We've restructured how we show WalMart now. We show only the WalMart stores. But in those 20 stores, which are predominantly suburbs and either rural locations between Chattanooga and Atlanta, today we have $500 million in deposits and about $80 million in loans, again four FTEs per branch.

They average a balance sheet in their Wal-Marts about $34 million in deposits and about $7 million in loans. And we just changed that model in the last six months. We signed an agreement with WalMart to convert those to WalMart Money Centers. So when you walk in, can you see on the website -- in fact, they have a WalMart Money Center website. They have their own website. It's a separate brand we're operating now. You'll see WalMart Money Center, it's a predominant brand in the store by National Bank of Commerce underneath it in small letters. And the whole idea here was to test if we put WalMart on the label would it cause more activity and more inquiry because shoppers would assume the value was going to be better. In other words, the value proposition of WalMart would transcend into the banking. And it's done just that.

The growth rate has accelerated after we put the brand up. We have more lookers. We have more people coming over to discuss financial needs and as a result we're growing the bank a little quicker. This is a test. WalMart and NCF have announced to do up to 32 stores under the test. If it works, WalMart and NCF will clearly go forward with that brand in other parts of the footprint.

Simultaneous to that, we've signed an agreement with WalMart to do 77 stores in Florida and Georgia south of this particular test we're doing. Most of those stores are in the Florida geography. The plan would be that if the Money Center works well and the test is a pass from both parties that we would make all of these locations WalMart Money Centers. If the test doesn't work we'll go back to another brand. In the current case it's National Bank of Commerce. Obviously in the future that name will be different. But what we've agreed to do internally, until we find a reason not to, is make WalMart Money Center branches and our WalMart branches period a little bit different value proposition for the customers in that store. In other words, a little less margin for us but hopefully a lot more volume for the bank. And do a WalMart kind of retail banking strategy.

In that case we may compete with ourselves as even SunTrust. It will be like having Coke and water. It would be a very unique pure retail opportunity, loans and deposits to consumers. Maybe some small business and then mortgage and investment income for those households as fee sources.

We think it's an exciting and big opportunity just based on our current results and our current P&Ls with the branches already open. Some of the other areas where I think SunTrust and NCF have big opportunities on the upside is the complementary commercial opportunities. Our niche is kind of that core commercial $5 million to $50 million in sales. SunTrust is clearly very important in the $50 million and above. So we're very excited about the opportunity to add the bigger services from a cash management, international banking and even corporate finance to some of the companies in our footprint that we've been unable to serve in the past.

The credit cultures as I discussed earlier are complementary, loan losses and nonperformers in both companies you'll see later are very similar. This is another I guess validation of how good SunTrust is in this particular niche. They are the number one market position leader in core commercial across their footprint. And that is a very attractive, very profitable part of the banking mix. So we're excited about taking this kind of expertise and this kind of reputation adding it on to what we think we're already pretty good at but taking us to a higher level in the footprints that we operate in. We are clearly very good at commercial real estate and some parts of this core commercial.

SunTrust has even more capability in this core commercial. So we're very excited about adding that into our footprint. The other piece is wealth management. We are currently in the process of a big change over in the leadership in our wealth management area, as well as new technology and new products in our wealth management. Obviously that's all on hold now. SunTrust has a very wide array of wealth management products. They have the expertise. They have the performance. Currently we're about a $52 million top line company in these areas. You can see they're $600 million. We are not finished with this service in any of our footprints other than maybe Raleigh - Durham, Chapel Hill and Memphis. So this is a big fill-in for our private bankers and commercial lenders to have this kind of diversity and product and really history in product in terms of performance.

Back to the credit culture. These bar graphs I think tell the story but NCF and SunTrust have outstanding histories and credit quality. For a bank the size of SunTrust to have these kind of numbers and obviously for a bank our size to have these kind of numbers, you put the two together it's an industry leader in credit quality. We've always been proud of that. I think both companies will continue this going forward.

This slide is very powerful. It shows you both compelling message when it comes to accelerating growth, using the capabilities of one another's organizations, learning and implying that knowledge and improving the results of the overall organization. And from a performance perspective, on the next slide, you can see the differing capabilities, the learning, the retail approaches of the National Commerce group applied to the very large SunTrust retail franchise, which is half of the bank. And then in turn taking middle market core commercial capabilities and the wealth management capabilities of SunTrust and overlaying that across the National Commerce franchise creates some benefits. And then we're both very good from a managing risk and credit profile perspective.

Also, we don't want you to forget that the legacy SunTrust organization is poised for growth. If you watched our numbers closely, the last couple of quarters I think you would agree that the momentum is accelerating and from a corporate investment banking perspective there is leverage, as corporate lending improves. The private client services business is basically built out very strong customer growth and customer retentions with added product capability. And finally our treasury management area, our FTP pricing, our pricing methodologies and especially our securities portfolio, we have very low duration and low yields and as rates begin to rise there is very attractive leverage, because of the way that our balance sheet is positioned.

We'll go quickly through the earnings impact. I'm sure those of you in the audience, if you spent time on anything, you spent time poring over the financials. This is the pro forma earnings impact on a GAAP basis. I will point to the intangible amortization line. There was some consternation yesterday that those that analyzed that thought the true intangible amortization would be more than twice the amount that we had demonstrated here. Let me help you do the math. If you still have that consternation. There's about $13.4 billion of core deposits with the National Commerce group. If you apply our two and three-quarters percent factor to that you end up with $370 million of core deposits intangible booked. We're using a ten-year some of the years methodology, which would be about 18% of that number. So in the first year you end up with $67 million of pretax intangible expense. There's another $75 million of other intangibles. Ten-year straight line would need another $7.5 million per year. So we would end up on a combined basis with $75 million of intangible amortization, after tax that's $49 million. But here's the rub. National Commerce is already at an intangible run rate of $28 million. So you take the $49 million after tax. You subtract out the amount that National Commerce is already spending in intangible amortization and you end up with a $21 million incremental intangible impact to the transaction.

Attractive cash accretion immediately, and GAAP accretion in year two. It's about $0.08 a share in year two on a GAAP basis. And $0.17 per share on a cash basis.

From a multiples perspective it passes versus precedent transaction the GAAP what we paid on GAAP earnings is a little higher than average 18 times earnings, but I'll remind you that Phil shared with you this is a much faster growing franchise both from an earnings perspective and if you overlay the growth of this footprint, there aren't any comparable transactions. And if you mentally make an adjustment for the growth rates, I think you'll find that this pricing is appropriate. And the PEG ratios, which, of course, is PE to growth, which follows that discussion is about median to the precedent transactions. And you can see those precedent transactions on slide 37 in the appendix.

Valuation, a little bit less than ten times on a GAAP 2006 PE basis. And playing with growth rates and assuming that growth rates will cause expansion you end up with a PEG ratio if you consider improving growth to 11%, 12%, you end up with a PEG ratio that's even less than one-to-one which is attractive pricing. Conservative transactions, very conservative. Very low cost saves. 20% of the franchise. There are no revenue synergies. Although there will be revenue synergies but there is none in the pricing because we know you won't buy that.

You see there that the assumptions around the intangible. Let me speak to the cost of debt 3.5% pretax. At the time this deal was priced in early to mid last week, 3.5% was an appropriate rate. We know that rates ticked up a little bit on Friday although. So if we end up paying more on a cost of debt, slightly more on a cost of debt, there would be corresponding offsets on the earnings asset side. So using that as your thought process, this is a very conservative cost of debt. Synergy build, again 20% of cost saves you see versus precedent transactions. Compared to branches, 21% overlap.

In conclusion, as Phil mentioned, the best footprint in banking has gotten better but it's not enough to be in the best places. You have to execute in the best footprint. And we believe the complementary business models, both with National Commerce improving the overall performance of the SunTrust retail franchise and with the middle market core commercial and wealth management pieces fitting in snuggly and nicely with the National Commerce and using the execution expertise of both organizations, especially in those three lines of business, there's opportunity to accelerate the growth of the combined organization.

And I hope you would agree that from a financial and pricing perspective and a combination perspective, that this is a financially compelling, this is a financially and compelling combination from a shareholder perspective.

With that we'll go to Q&A.

Phil Humann: I'm hopeful that there will be questions, but while you are hopefully conjuring up some, let me make another comment. Actually a comment on a comment that I made yesterday that was either misspoken, misinterpreted or both. I made the statement which I believe to be true that this transaction well executed will ensure SunTrust independence on a permanent basis. Now, let me tell you what I meant by that. I was not attempting to drive a stake in the ground for any investor who has a short attention span and the term double dip is meaningful. That's not what I was trying to do. What I was trying to accomplish is to suggest that this combination well executed will become the clearly most attractive franchise in the southeast, if not in the entire country. With very, very rapid growth prospects I refer you back to the chart that shows the differing regions growth prospects. So that if we were to do a transaction with someone in another part of the country, we would be doing exactly what we don't want to do and that is dilute our growth and demographics prospects. And that's actually what I meant. I wasn't driving a stake in the ground. I wasn't attempting to declare independence for all time under all sets of facts and circumstances. But this company is going to be so attractive that anything we do with hardly anyone else would actually dilute us from a growth in demographic standpoint.

Now I hope I don't have to clarify that further. But if you want further clarification I'll try and we'd welcome your questions otherwise.

>>: I'm sorry, I think we've run out of time here. We'll just go straight to the breakout room for questions.

Phil Humann:  Okay, thank you.